CONTEMPORARY SIGNED BOOKS, INC.

600 Lexington Avenue, 10th Floor

New York, NY 10022.

(212) 319-0503

www.contemporarysignedbooks.com

April 9, 2012

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Contemporary Signed Books, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed April 3, 2012
File No. 333-178490 (the “Registration Statement”)

Dear Ms. Ransom:

Contemporary Signed Books, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Wednesday, April 11, 2011, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

• Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission

April 9, 2011

Thank you in advance for your attention to this matter.

Very truly yours,

Contemporary Signed Books, Inc.

By: /s/ Mary McClean
Name: Mary McClean
Title: President and Director